CUNA Brokerage Services, Inc.

(SEC I.D. No. 8-30027)

Financial Statements and Supplemental Schedules as of and for the Year Ended December 31, 2018 and Report of Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under Securities Exchange Act of 1934 as a PUBLIC DOCUMENT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30027

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____01/01/18_____ AND ENDING _____12/31/18_____
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
CUNA Brokerage Services, Inc.

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 Heritage Way
                    (No. and Street)

Waverly   IA   50677
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kacey M. Helt   608-665-6027
                                                    (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
                    (Name - if individual, state last, first, middle name)

555 E. Wells Street   Milwaukee   WI   53202
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Jenny Brock, swear that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to the firm of CUNA Brokerage Services, Inc. (the "Company") as of December 31, 2018 are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Jenny Brock
Signature

Principal Financial Officer
Title

Subscribed and sworn to before me this 20th day of February, 2019.

Notary Public



This report ** contains (check all applicable boxes):

(x)	(a)	Facing Page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Income (Loss).
(x)	(d)	Statement of Cash Flows.
(x)	(e)	Statement of Changes in Stockholder's Equity.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x)		Notes to Financial Statements.
(x)	(g)	Computation of Net Capital
(x)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( )	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
( )	(j)	A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report (Filed Separately).
( )	(n)	Exemption Report Pursuant to Rule 15c3-3 and Report of Independent Registered Public Accounting Firm thereon. (Filed Separately).

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors of CUNA Brokerage Services, Inc.
Waverly, Iowa

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CUNA Brokerage Services, Inc. (the "Company") a wholly-owned subsidiary of CUNA Mutual Investment Corporation, which is ultimately wholly owned by CUNA Mutual Holding Company as of December 31, 2018, and the related statements of income (loss), cash flows, changes in stockholder's equity, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 1 to the financial statements, results of the Company may not be indicative of those of a stand-alone entity, as the Company is a member of a controlled group of affiliated companies. Our opinion is not modified with respect to this matter.

Report on Supplemental Schedules

The supplemental schedules g and h listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act

of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 20, 2019

We have served as the Company's auditor since 2004.

CUNA Brokerage Services, Inc.
Statement of Financial Condition
December 31, 2018

Assets

Cash and cash equivalents	$	17,197,939
Accrued investment income		358,458
Receivable for commissions		5,308,236
Receivable for commissions - affiliate		2,948,092
Receivables - other		899,965
State income tax recoverable from affiliate		2,922
Debt securities, at fair value		44,527,017
Deposits with clearing organizations		105,000
Other assets		2,617,468
Total assets	$	73,965,097

Liabilities and Stockholder's Equity

Liabilities

Commissions and accounts payable to affiliates	$	15,090,491
Commissions and accounts payable - other		4,610,315
Federal income tax payable to affiliate		326,509
Deferred tax liability		61,196
Other liabilities		318,314
Total liabilities		20,406,825

Stockholder's equity

Common stock--no par value with a $300 stated value;		
2,000 shares authorized; 765 issued and outstanding		229,500
Additional paid in capital		67,564,111
Accumulated (deficit)		(14,235,339)
Total stockholder's equity		53,558,272
Total liabilities and stockholder's equity	$	73,965,097

See accompanying notes to financial statements.

CUNA Brokerage Services, Inc.

Statement of Income (Loss)

Year Ended December 31, 2018

Revenues		
Brokered commissions - affiliated	$	32,674,430
Brokered commissions - unaffiliated		83,212,510
Fees		23,817,951
Wholesaling commissions - unaffiliated		688,687
Total commissions and fees		140,393,578
Net investment income		811,366
Net realized and unrealized investment losses		(283,824)
Other		2,411,600
Total revenues		143,332,720
Expenses		
Commissions, compensation and benefits		132,856,738
Administrative expenses		20,655,745
Clearing transaction fees		918,993
Total expenses		154,431,476
Loss before income taxes		(11,098,756)
Income tax benefit		(2,334,883)
Net loss	$	(8,763,873)

See accompanying notes to financial statements.

CUNA Brokerage Services, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2018

	Common stock		Additional	Accumulated	Total Stockholder's
	Shares	Amount	paid in capital	(Deficit)	Equity
Balance at January 1, 2018	765	$ 229,500	$ 27,000,000	$ (5,471,466)	$ 21,758,034
Net loss	-	-	-	(8,763,873)	(8,763,873)
Capital contribution from parent	-	-	40,564,111	-	40,564,111
Balance at December 31, 2018	765	$ 229,500	$ 67,564,111	$ (14,235,339)	$ 53,558,272

See accompanying notes to financial statements.

CUNA Brokerage Services, Inc.
Statement of Cash Flows
Year Ended December 31, 2018

Cash flows from operating activities:		
Net loss	$	(8,763,873)
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Net realized and unrealized investment losses		283,824
Amortization of bond premium and discount		26,173
Deferred income tax benefit		(36,377)
Changes in assets and liabilities:		
Sale of debt security		989,950
Accrued investment income		(25,579)
Receivable for commissions		(458,575)
Receivable for commissions - affiliate		(133,118)
Receivables - other		39,806
Other assets		(1,554,992)
Commissions and accounts payable to affiliates		(251,176)
Commissions and accounts payable - other		296,224
Federal income taxes recoverable from affiliate		720,150
State income tax recoverable from affiliate		345
Other liabilities		(21,526)
Net cash used in operating activities		(8,888,744)
Cash flows from financing activities:		
Capital contribution from parent		15,000,000
Net cash provided by financing activities		15,000,000
Net increase in cash and cash equivalents		6,111,256
Cash and cash equivalents, beginning of year		11,086,683
Cash and cash equivalents, end of year	$	17,197,939
Supplemental disclosure of cash and non-cash information:		
Net cash (received) from affiliate for income taxes	$	(3,028,012)
Receipt of securities and accrued interest as capital contribution from parent		25,587,707
Non-cash exchange of debt security		1,000,000

See accompanying notes to financial statements.

Note 1: Organization and Description of Business

CUNA Brokerage Services, Inc. ("CBSI" or the "Company") is a wholly-owned subsidiary of CUNA Mutual Investment Corporation ("CMIC"), which is wholly-owned by CMFG Life Insurance Company ("CMFG Life"). CMFG Life is a life insurance company organized under the laws of Iowa for the primary purpose of serving the insurance needs of credit unions and their members. The Company's ultimate parent is CUNA Mutual Holding Company ("CMHC"), a mutual insurance holding company organized under the laws of Iowa.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934 and an investment adviser registered with the SEC pursuant to the Investment Advisors Act of 1940. The Company is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company markets mutual funds, unit investment trusts, variable annuities, single premium deferred annuities, flexible premium deferred variable annuities, flexible premium variable life insurance, individual bonds and stocks, public limited partnerships and financial planning services primarily to credit union members. Some of the aforementioned product offerings are products managed by affiliates of the Company. The Company is an introducing broker. As such, the Company accepts customer orders but does not hold customers' funds or investments. Rather, the Company arranges for other brokers to clear the transactions on behalf of the customer.

As discussed in Note 7, CMFG Life and its affiliates provide substantially all of the services required in the conduct of the Company's operations. The results of the Company's operations may have materially differed from the results reflected in the accompanying financial statements if the Company did not have these relationships.

Note 2: Summary of Significant Accounting Policies

Basis of Presentation—The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents—Cash and cash equivalents include unrestricted deposits in financial institutions and money market mutual funds.

Receivables for Commissions and Commissions and Accounts Payable—Receivables primarily represent an estimate of trailing commissions due to the Company from mutual fund families and insurance carriers based on a percentage of the customers' assets under management and commissions (including from affiliates) due for the sale of financial products. Commissions payable represent amounts due to the Company's sales representatives, both affiliated and unaffiliated, in connection with such estimated trailing commissions and sales.

Receivables - Other—Primarily includes receivables for marketing support fees, fee revenue and amounts owed from a clearing firm.

Debt Securities—Investments in debt securities are carried at fair value with unrealized holding gains and losses included in net income. Realized gains and losses on the sale of investments are determined on a specific identification basis and are recorded on the trade date.

Other Assets—Other assets mainly consist of advance payments related to agreements with various credit unions to exchange up-front payments for marketing and administrative support of CBSI's brokerage program and exclusive rights to the brokerage relationship. The advance payments are amortized over the life of the

agreements, which typically range from two to five years. Other assets also includes general prepaid fees and expenses.

Commissions and Accounts Payable – Other—The Company pays credit union reimbursements to credit unions. These costs are recorded as an obligation at the time the corresponding revenue is recognized. The credit union reimbursements are based on a percentage of deposits. As of December 31, 2018, the amount payable for credit union reimbursements is $3,065,035.

Revenue from Contracts with Customers—The Company's revenue is earned primarily based on contracts with mutual fund companies, insurance companies, and other product providers. Revenue consists primarily of up-front sales commissions and renewal or trailing commissions from the sale of mutual funds and other investments. Some of the annuity commission revenue is from the sale of products offered by CMFG Life and MEMBERS Life Insurance Company ("MLIC"), a wholly owned subsidiary of CMIC.

Brokered Commissions – affiliated and unaffiliated - The Company has a single performance obligation to market and sell products offered by product sponsors. Consequently, up-front commissions based on a percentage of the amount purchased are recognized as revenue on the trade-date. When applicable, an estimate of chargebacks is accrued. Renewal and trailing commissions are generally earned based on a percentage of the customer's assets under management and paid over time. The Company has concluded the estimate of these future commissions is constrained because the amount may vary significantly based on customer behavior and the value of the underlying investments, among other factors. Therefore, renewal and trailing commission revenue is recorded when the account values become fixed and determinable. For the year ended December 31, 2018, up-front and renewal commission income was $75,818,938 and $40,068,002, respectively, and is included within brokered commissions on the statement of income (loss).

Fees - The Company has a single performance obligation to market and sell products offered by product sponsors, primarily mutual funds and other investment advisors. Fee revenue mainly consists of managed account program fees and 12b-1 fees (distribution fees). Managed account and 12b-1 fees are based on a percentage of assets under management. The Company has concluded that the estimate of these fees is constrained because the amount may vary significantly based on customer behavior and the value of the underlying investments, among other factors. Therefore, the fees are recorded when the account values become fixed and determinable.

The Company also earns advisory fee income which is a performance obligation provided over time. The fee revenue is based on a percentage of assets under management and is recognized when the service is provided and the account values become fixed and determinable.

Wholesaling Commissions – unaffiliated - The Company has a single performance obligation to market and sell products offered by product sponsors. Wholesaling commission revenue consists of wholesaling commissions and marketing support fees. Wholesaling commissions are received from an unaffiliated insurer for assisting in marketing to retail brokers and insurance agencies on behalf of the insurer. These commissions are based on a percentage of deposits. Marketing support fees are based on sales or assets under management and an estimate of the earned amount is recognized as revenue on a monthly basis.

Commission Expense—Commission expense is related to customers' transactions in mutual fund and insurance products, some of which are products of CMFG Life and MLIC. Commission expense is recognized as expense when incurred and is included in commissions, compensation and benefits in the statement of income (loss).

Clearing Transaction Fees—Certain securities transactions for the Company's customers are executed and cleared by an independent clearing agent on a fully disclosed basis. Clearing agent fees are recognized as an expense when incurred.

CUNA Brokerage Services, Inc.
Notes to Financial Statements
Year Ended December 31, 2018

Income Taxes—The Company records income taxes in accordance with Accounting Standards Codification Topic No. 740, *Income Taxes*. The Company recognizes deferred taxes for the tax consequences of differences between the financial reporting and tax basis of assets and liabilities. Deferred tax assets and liabilities are measured by applying the enacted tax rates to the difference between the financial statement and tax basis of assets and liabilities. The Company records a valuation allowance for deferred tax assets if it determines it is more likely than not that the asset will not be realized.

For federal income taxes, the Company records current tax benefits and deferred tax assets utilizing a benefits-for-loss approach. Under this approach, current benefits are realized and deferred tax assets are considered realizable by the Company when realized or realizable by the consolidated group of which the Company is a member even if the benefits would not be realized on a stand-alone basis. The Company records a valuation allowance for federal deferred tax assets if it determines it is more likely than not that the asset will not be realized by the consolidated group. For state income taxes, current benefits are realized and deferred tax assets are considered realizable by the Company when realized or realizable as determined on a stand-alone basis.

As a result of the comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the "Tax Act"), which was enacted by the U.S. federal government on December 22, 2017, the Company remeasured its deferred tax assets and liabilities as of December 22, 2017. The impact of the remeasurement and further discussion on the Tax Act are disclosed in the Tax Reform section of Note 5, Income Tax.

Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include investment valuations, receivables for renewal and trailing commissions, other revenue and other liabilities. Actual results could differ from those estimates.

Recently Adopted Accounting Standard Updates

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers* ("ASU 2014-09") and related subsequent amendments effective January 1, 2018. The new standard superseded nearly all existing revenue recognition guidance by establishing a five step, principles-based process; however, it did not impact the accounting for insurance contracts, leases, financial instruments, and guarantees. The Company adopted ASU 2014-09 which did not change the Company's accounting practices for revenue recognition or related expenses. See Note 2, Revenue from Contracts with Customers, for new disclosures required by ASU 2014-09.

In August 2018, the FASB issued ASU No. 2018-13, *Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement* ("ASU 2018-13"), effective in 2020, with early adoption permitted. The Company elected to early adopt ASU 2018-13 in 2018. Items removed from Note 4, Fair Value, include the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, and the policy for timing of transfers between levels.

Accounting Standard Updates Pending Adoption

In February 2016, the FASB issued ASU No. 2016-02, *Leases* ("ASU 2016-02") with an effective date in 2019 for public business entities and 2020 for others. The new standard will require lessees to recognize assets and liabilities for the rights and obligations created by lease arrangements with terms of more than twelve months. The classification of leases and income statement impact for lessees will depend on whether the leases meet certain criteria, including whether the lessee obtains effective control of the underlying asset. Accounting by lessors will remain largely unchanged from the current accounting guidance. The Company will

adopt ASU 2016-02 on January 1, 2019 but does not expect the new standard to have a material impact on its financial statements.

Note 3: Investments

The amortized cost and estimated fair values of debt securities at December 31, 2018 are as follows:

		Amortized Cost		Estimated Fair Value
Domestic corporate securities	$	36,526,088	$	36,469,868
Foreign corporate securities		8,027,400		8,057,149
Total debt securities	$	44,553,488	$	44,527,017

The amortized cost and estimated fair values of investments in debt securities at December 31, 2018, by contractual maturity, are as follows:

		Amortized Cost		Estimated Fair Value
Due in one year or less	$	2,000,739	$	1,988,701
Due after one year through five years		24,499,672		24,585,576
Due after five years through ten years		18,053,077		17,952,740
Total debt securities	$	44,553,488	$	44,527,017

Note 4: Fair Value

The Company uses fair value measurements to record the fair value of certain assets.

Valuation Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value of assets into three broad levels. The Company has categorized its financial instruments, based on the degree of subjectivity inherent in the valuation technique, as follows:

- Level 1: Inputs are directly observable and represent quoted prices for identical assets in active markets the Company has the ability to access at the measurement date.

- Level 2: All significant inputs are observable, either directly or indirectly, other than quoted prices included in Level 1, for the asset. This includes: (i) quoted prices for similar instruments in active markets, (ii) quoted prices for identical or similar instruments in markets that are not active, (iii) inputs other than quoted prices that are observable for the instruments and (iv) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

- Level 3: One or more significant inputs are unobservable and reflect the Company's estimates of the assumptions that market participants would use in pricing the asset, including assumptions about risk.

For purposes of determining the fair value of the Company's assets, observable inputs are those inputs used by market participants in valuing financial instruments, which are developed based on market data obtained from independent sources. The Company uses prices and inputs that are current as of the measurement date. In some instances, valuation inputs used to measure fair value fall into different levels of the fair value hierarchy. The category level in the fair value hierarchy is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The hierarchy requires the use of market observable information when available for measuring fair value. The availability of observable inputs varies by investment.

Valuation Process

The Company is responsible for the determination of fair value and the supporting assumptions and methodologies. The Company gains assurance on the overall reasonableness and consistent application of valuation methodologies and inputs and compliance with accounting standards through the execution of various processes and controls designed to provide assurance that the Company's assets are appropriately valued.

The Company has policies and guidelines that require the establishment of valuation methodologies and consistent application of such methodologies. These policies and guidelines govern the use of inputs and price source hierarchies and provide controls around the valuation processes. These controls include appropriate review and analysis of prices against market activity or indicators of reasonableness, approval of price source changes, price overrides, methodology changes and classification of fair value hierarchy levels. The valuation policies and guidelines are reviewed and updated as appropriate.

Transfers Between Levels

There were no transfers between levels during the year ended December 31, 2018.

Fair Value Measurement – Recurring Basis

The following table summarizes the Company's assets that are measured at fair value on a recurring basis as of December 31, 2018.

Assets, at Fair Value	Level 1	Level 2	Level 3	Total
Cash equivalents[1]	$ 17,131,166	$ -	$ -	$ 17,131,166
Debt securities				
Domestic corporate securities	-	36,469,868	-	36,469,868
Foreign corporate securities	-	8,057,149	-	8,057,149
Total debt securities	-	44,527,017	-	44,527,017
Total assets, at fair value	$ 17,131,166	$ 44,527,017	$ -	$ 61,658,183

[1]Excludes cash of $66,773 that is not subject to fair value accounting.

Determination of Fair Values

The Company determines the estimated fair value of its investments using primarily the market approach and the income approach. The use of quoted prices and matrix pricing or similar techniques are examples of market approaches, while the use of discounted cash flow methodologies is an example of the income approach.

A summary of valuation techniques for classes of financial assets by fair value hierarchy level are as follows:

Level 1 Measurements

Cash equivalents: Consists of money market funds; valuation is based on the closing price as of the measurement date.

Level 2 Measurements

Domestic corporate securities: Valued based on observable inputs such as the U.S. Treasury yield curve, market indicated spreads by security rating and quoted prices for identical assets in markets that are not active and/or similar assets in markets that are active.

Foreign corporate securities: Valued based on observable inputs such as the applicable, country-specific market yield curve, market indicated spreads by security rating and quoted prices for identical assets in markets that are not active and/or similar assets in markets that are active.

Note 5: Income Taxes

The Company is included in the consolidated federal income tax return filed by CMHC, the Company's ultimate parent. The Company has entered into a tax sharing agreement with CMHC and its subsidiaries. The agreement provides for the allocation of tax expense based on each subsidiary's contribution to the consolidated federal income tax liability. Pursuant to the agreement, subsidiaries that have incurred losses are reimbursed regardless of the utilization of the loss in the current year.

Income tax benefit for the year ended December 31, 2018 is as follows:

		2018
Current tax expense (benefit):		
Federal	$	(2,307,862)
State		9,356
Total current income tax expense (benefit)		(2,298,506)
Deferred income tax expense (benefit):		
Federal		(36,377)
Total deferred income tax expense (benefit)		(36,377)
Total income tax expense (benefit)	$	(2,334,883)

Income tax benefit differs from the amount computed by applying the U.S. federal corporate income tax rate of 21% to loss before income taxes for the year ended December 31, 2018 due to the items listed in the following reconciliation:

		2018
Tax expense (benefit) computed at federal corporate tax rate	$	(2,330,739)
Meals and entertainment		4,208
State income taxes (net of federal benefit)		7,391
Federal income tax related to prior years		(15,743)
Total income tax expense (benefit)	$	(2,334,883)

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2018 are as follows:

		2018
Deferred tax assets		
State loss carryforwards	$	1,650,798
Deferred income		13,234
General expense accrual		72,213
Gross deferred tax assets		1,736,245
Less: Valuation allowance for state deferred tax assets		(1,640,577)
Net deferred tax assets		95,668
Deferred tax liabilities		
Investments		43,482
Prepaid expenses		113,382
Gross deferred tax liabilities		156,864
Net deferred tax (liability)	$	(61,196)

The Company records a valuation allowance for deferred tax assets if it determines it is more likely than not that the assets will not be realized. As of December 31, 2018, the Company recorded a valuation allowance of $1,640,577 against its net state deferred tax assets including deferred tax assets related to state net operating loss carryforwards. Under the benefits-for-loss approach, a valuation allowance has not been recorded against the Company's federal deferred tax assets as they are expected to be realized by the consolidated group. The valuation allowance increased $470,310 in 2018 primarily due to additional state operating losses incurred in 2018.

As of December 31, 2018, the Company had state operating loss carryforwards of $26,460,885 with a related tax benefit of $1,650,798. These carryforwards expire in various years through 2038. The Company did not have any federal capital loss, operating loss or credit carryforwards.

The Company has determined that no material uncertain tax positions exist as of December 31, 2018. As a result, the Company has not recorded any liabilities for unrecognized tax benefits as of December 31, 2018. Management does not anticipate a material change to the Company's uncertain tax positions during 2019. It is the Company's policy to recognize accrued interest and penalties related to uncertain tax benefits in income taxes. For the major jurisdictions where it operates, the Company is generally no longer subject to income tax examination by tax authorities for the years ended before 2013. Amended refund claims filed for tax years 2010 and 2012 are currently under examination as part of the Joint Committee on Taxation approval process.

Tax Reform

The Tax Act made changes to the U.S. tax code, including, but not limited to, (1) reducing the U.S. federal corporate tax rate to 21% effective January 1, 2018; (2) limiting deductible interest expense; and (3) limiting the deductibility of certain executive compensation.

The Company completed its initial evaluation of the impacts of the Tax Act and recorded a net tax benefit of $49,318 for the year ended December 31, 2017 due to the remeasurement of deferred tax assets and liabilities.

The Company has made no adjustments to the impacts initially recorded and its accounting for the impacts of the Tax Act is now complete.

Note 6: Net Capital Requirements

The Company, as a registered broker-dealer in securities, is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires maintenance of minimum net capital and requires that the ratio of "aggregate indebtedness" to "net capital" shall not exceed 15 to 1, as those terms are defined in Rule 15c3-1. At December 31, 2018, the Company had net capital under Rule 15c3-1 of $46,238,939 which was $44,878,484 in excess of its required net capital of $1,360,455 and the Company's ratio of aggregate indebtedness to net capital, as defined, was .44 to 1.

The Company has entered into a written agreement with its clearing firm, which requires the clearing firm to perform a Proprietary Accounts of Introducing Brokers reserve computation with regard to all the assets of the Company held by the clearing firm. Consequently, $100,000 held on deposit at the clearing firm is treated as an allowable asset for purposes of the Company's net capital computation.

Note 7: Related Party Transactions

CMFG Life provides services to CBSI as defined in an expense sharing agreement and charges CBSI for the cost of such services. CMFG Life pays commissions and compensation expenses on behalf of CBSI, for which CBSI reimburses CMFG Life. The agreement covers expenses related to sales and marketing, administrative, operations and other support and infrastructure costs. Total expenses related to CBSI for services provided by CMFG Life for the year ended December 31, 2018 were reported as follows on the accompanying statement of income (loss).

		2018
Commissions, compensation and benefits	$	132,987,366
Administrative expenses		18,806,928
Total related-party expenses	$	151,794,294

Accounts receivable from affiliates are netted against commissions and accounts payable to affiliates, when a right of offset exists.

Commissions and other compensation expenses, which are paid by CMFG Life on behalf of CBSI in accordance with the expense sharing agreement, includes compensation expense and benefits and other related expenses.

Commission income received by the Company from CMFG Life and MLIC for brokering proprietary products of CMFG Life and MLIC is included within brokered commissions – affiliated on the statement of income (loss) and was $2,517,170 and $29,996,160, respectively, for the year ended December 31, 2018.

The Company hires MEMBERS Capital Advisors, Inc. ("MCA") a subsidiary of CMIC, as its investment advisor. The Company recorded MCA investment management fees totaling $86,081 in 2018. These fees are included within net investment income on the statement of income (loss).

The Company received paid in capital of $40,564,111 from CMIC in 2018, which consisted of $15,000,000 of cash and $25,564,111 of debt securities, net of deferred tax liability of $23,596. The transaction involving debt securities was measured at fair value at the date of transaction.

Related party balances are generally settled monthly.

Note 8: Commitments and Contingencies

Financial Instruments with Off-Balance Sheet Credit Risk—As an introducing broker, the Company accepts customer orders and arranges for other independent licensed brokers to clear the orders on a fully disclosed basis. As a result, the Company does not hold customer funds or securities.

Under the terms of the Company's agreements with its clearing agents, the Company has agreed to indemnify the independent licensed brokers for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company monitors its customer activity by reviewing information it receives from its clearing agent on a daily basis. Additionally, the Company seeks to control the aforementioned risks by requiring the registered representatives to compensate the Company for nonperformance by the customer.

At December 31, 2018, the Company has recorded a liability of $9,986 to cover deficit balances of customers who were introduced to the Company's clearing agent, in the event such customers are unable to satisfy their obligations. This balance is included in other liabilities. The Company believes that the likelihood that it will be required to make additional payments under this agreement is remote; therefore, no additional contingent liability is recorded in the statement of financial condition.

Regulatory Matters—In the normal course of business, the Company may discuss matters raised during routine examinations or other inquiries with its regulators. These matters could result in censures, fines, or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's financial statements. However, the Company is unable to predict the outcome of these matters.

Pending Litigation—The Company is a defendant in various legal actions arising out of the conduct of its business. In the opinion of management, the ultimate liability, if any, resulting from all such pending actions will not materially affect the financial condition, results of operations or cash flows of the Company.

Note 9: Subsequent Events

The Company evaluated subsequent events through the date the financial statements were issued. During this period, there were no significant subsequent events that required adjustment to or disclosure in the accompanying financial statements.

SUPPLEMENTAL SCHEDULES

CUNA Brokerage Services, Inc.
Supplemental Schedule of Computation of Net Capital
For Brokers and Dealers Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934
December 31, 2018

Stockholder's equity	$	53,558,272
Deductions:		
Nonallowable assets		4,522,436
Haircut on securities		2,796,897
Net capital		46,238,939
Amounts included in total liabilities which represent aggregate indebtedness:		
Commissions and accounts payable to affiliates		15,090,491
Commissions and accounts payable - other		4,610,315
Federal income tax payable to affiliate		326,509
Deferred tax liability		61,196
Other liabilities		318,314
Total aggregate indebtedness		20,406,825
Capital requirement:		
Minimum requirement (greater of $50,000 or 6-2/3% of aggregate indebtedness)		1,360,455
Net capital in excess of requirement	$	44,878,484
Ratio of aggregate indebtedness to net capital		.44 to 1

There is no difference between the net capital reported above and that reported in the Company's Part IIA (Unaudited) FOCUS Report filed on January 25, 2019.

CUNA Brokerage Services, Inc.

Supplemental Schedule of Computation of Reserve Requirements

For Brokers and Dealers Pursuant to Rule 15c3-3

Under the Securities Exchange Act of 1934

Year Ended December 31, 2018

The Company claims an exemption from the computation of reserve requirements, according to the provisions of Rule 15c3-3(k)(2)(i) and (k)(2)(ii).